July 14, 2006
Elaine Wolff,
Securities and Exchange Commission,
100 F Street, NE,
Washington, D.C. 20549.

Re:	IntercontinentalExchange, Inc.: Registration Statement on Form S-1 (File No. 333-135060)
Dear Ms. Wolff:
          On behalf of our client, IntercontinentalExchange, Inc. (the “Company”), we enclose herewith Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and the Company’s responses to the staff’s comment letter (the “Comment Letter”) dated July 12, 2006 concerning the Company’s Registration Statement. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it.
          Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 3.
          To facilitate the staff’s review, we have included in this letter the caption and numbered comment in bold text and have provided the Company’s responses immediately following the numbered comment. References to page numbers herein are references to page numbers in Amendment No. 3.
General
1.	We note that three of the selling shareholders are affiliates of Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and SG Americas Securities, LLC, each an underwriter for this offering. Please revise throughout your prospectus to include appropriate and detailed disclosure regarding the risks associated with the lack of an unaffiliated underwriter for this offering. You should address specifically the risk associated with the underwriter due diligence obligation. If you intend to voluntarily comply with NASD Rule 2720 by having an unaffiliated underwriter act as a Qualified Independent Underwriter, please revise to provide appropriate disclosure. Please tell us whether the NASD has been contacted regarding these conflicts and whether it has any objections to the

IntercontinentalExchange, Inc.

involvement of the underwriters in this offering as a result. Include all correspondence between the underwriters and the NASD as it relates to this offering.
               Response
The Company has revised the prospectus in response to the staff’s comment. See pages 28 and 154 of the prospectus.
* * * *
          Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or to Jennifer Elworth at (212) 558-4052. Please send any copies of any correspondence relating to this filing to Catherine M. Clarkin by facsimile to (212-558-3588) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Sincerely, /s/ Catherine M. Clarkin Catherine M. Clarkin

cc:	Jennifer Gowetski (Securities and Exchange Commission) Jonathan H. Short Andrew Surdykowski (IntercontinentalExchange, Inc.) William F. Gorin (Cleary Gottlieb Steen & Hamilton LLP)